UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May 27, 2014

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 27 May 2014

Ramon Fernandez and Laurent Paillassot to join Orange’s Executive Committee

On 27 May at the Group’s Annual General Meeting, the Chairman and CEO of Orange Stéphane Richard announced two appointments to the Executive Committee. From 1 September, Ramon Fernandez will become Deputy CEO and Chief Financial Officer and Laurent Paillassot will become Deputy CEO and Senior Executive Vice-President of Customer Experience and Mobile Banking.

The appointment of Ramon Fernandez will become effective following approval by the French state’s Ethics Committee in application of the Law of 29 January 1993.

Commenting of this announcement, Stéphane Richard said, “I am very pleased that these two very talented individuals will be contributing their invaluable skills to the Group’s Executive Committee. Ramon brings his widely-recognized expertise in the financial world and Laurent's extensive experience in retail banking and customer satisfaction will be a real asset for the Group.”

After eight years as head of Finance where he was one of the key architects of the Group's financial recovery, CEO Delegate Gervais Pellissier will be taking over management of the Europe zone, which includes the United Kingdom, on 1 September replacing Benoit Scheen. This appointment will allow Orange to take full advantage of Gervais Pellissier's considerable experience at a time when the telecoms sector is undergoing widespread changes.

Ramon Fernandez, born in 1967, is a high-ranking civil servant currently serving as Director General of the French Treasury. He worked as Senior Economic Adviser to the French Presidency between June 2007 and April 2008, before taking on a role as Chief of Staff for Xavier Bertrand, French Minister for Labor, Labor Relations, the Family and Solidarity from April 2008 to January 2009.

Ramon Fernandez has also worked in various capacities at the IMF (International Monetary Fund), and from May 2002 to October 2003 he was Technical Staff Adviser to the French Minister for the Economy, Finance and Industry under Francis Mer. He had also previously held a number of positions within the French Treasury office.

Ramon Fernandez is a graduate of Sciences Po (Institute of Political Studies) and ENA (National School of Civil Service), Léon Gambetta class (1991-1993).

Laurent Paillassot, born in 1965, has acted as CEO Delegate of LCL since May 2011 after serving as Deputy CEO from 2007 to 2011.

He began his career in 1989 at Compagnie Bancaire (Paribas Group) before moving to the Mitchell Madison Group, an American consulting firm specializing in financial strategy, in 1997. In 2000, he took a position with the Caisse d'Epargne Group as Director of Distribution and then served as Managing Director of Caisse d'Epargne Financement.

From 2005 to 2007, he was also Chairman of GE Money Bank in France, a subsidiary of General Electric Consumer Finance.

Laurent Paillassot holds an engineering degree from Ponts et Chaussées (1989) and an MBA from INSEAD (1996).

about Orange

Orange is one of the world’s leading telecommunications operators with sales of 41 billion euros in 2013 and has 164,000 employees worldwide at 31 March 2014, including 101,000 employees in France. Present in 30 countries, the Group has a total customer base of more than 239 million customers at 31 March 2014, including 182 million mobile customers and 16 million fixed broadband customers worldwide. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services.

Orange is listed on the NYSE Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contact:

Jean-Bernard Orsoni, +33 1 44 44 93 93, jeanbernard.orsoni@orange.com

ORANGE

Date: May 27, 2014	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations